650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 15, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Katherine Wray
Craig Wilson
Laura Veator

Re:	TrueCar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2014
File No. 333-195036

Ladies and Gentlemen:

On behalf of our client, TrueCar, Inc. (“TrueCar” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 12, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, TrueCar has revised the Registration Statement and is concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.  For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version submitted on May 5, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

AUSTIN      BEIJING      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

Securities and Exchange Commission

May 15, 2014

Management

Compensation Committee Interlocks and Insider Participation, page 112

1.                                    Please revise to present under this heading disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates.  We note in this regard your disclosure on page 141 regarding related party transactions with entities affiliated with Upfront Ventures, where your compensation committee member Steven Dietz is a partner.  Refer to Item 407(e)(4)(i)(C) of Regulation S-K.  When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under “Certain Relationships and Related Transactions” and may include an appropriate cross-reference in that section to “Compensation Committee Interlocks and Insider Participation.”

The Company advises the Staff that it has expanded its disclosure on page 113 and has revised its disclosure on pages 142 and 143 of the revised Registration Statement to address the Staff’s comment.

Please direct any questions with respect to the Company’s revised Registration Statement or this letter to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Segre
David J. Segre

cc:	Scott Painter, TrueCar, Inc.
Michael Guthrie, TrueCar, Inc.
Troy Foster, TrueCar, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.
Christopher L. Kaufman, Latham & Watkins LLP
Steven B. Stokdyk, Latham & Watkins LLP